Exhibit 1

PRESS RELEASE

Gentium Reports First Quarter Financial Results; Provides Financial and Clinical Update

VILLA GUARDIA (Como), Italy, June 4, 2009 (BUSINESS WIRE) -- Gentium S.p.A.  (NASDAQ: GENT) (the “Company”) today reported financial results for the quarter ended March 31, 2009.

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP).  The Company’s financial statements are prepared using the Euro as its functional currency.  On March 31, 2009, €1.00 = $1.3261.

For the first quarter ended March 31, 2009 compared with the prior year’s first quarter:

•
Total revenues were €1.01 million, compared with €2.69 million resulting from the discontinuation of the sale of Prociclide and Noravid (both forms of Defibrotide) through Crinos S.p.A. in the Italian market.

•	Operating costs and expenses were €4.16 million, compared with €7.53 million
•	Research and development expenses, which are included in operating costs and expenses, were €1.45 million, compared with €3.61 million
•	Operating loss was €3.14 million, compared with €4.84 million
•	Net loss was €2.96 million, compared with €6.08 million
•	Basic and diluted net loss per share was €0.20 compared with €0.41 per share

Cash and cash equivalents were €4.62 million compared with €11.49 million as of December 31, 2008.  During the first quarter ended March 31, 2009, the Company made a final installment payment of €4.0 million to Crinos S.p.A. related to the acquisition of marketing authorizations and trademarks for Prociclide and Noravid.

Clinical Update

At the end of the first quarter, Gentium announced preliminary top-line results from a Phase 2/3 European pediatric prevention clinical trial of Defibrotide at the Annual Meeting of the European Group for Blood and Marrow Transplantation (EBMT) in Göteborg, Sweden.  The results from this clinical trial demonstrated a 40% reduction in incidence of VOD within 30 days after stem cell transplantation (SCT) with a statistical P-value of 0.0539.   In addition, the analysis of data pursuant to the protocol (patients who completed 30 days in the study), which included 164 patients in the prophylaxis arm and 169 patients in the control arm, showed a 43% reduction rate of the incidence of VOD within 30 days and achieved a statistical P-value of 0.0366.  The data also demonstrated the excellent safety profile of Defibrotide showing no difference in adverse events between the prophylaxis and control arms.

Subsequent to March 31, 2009, Defibrotide has become available on a named-patient basis throughout the European and Asia-Pacific markets.  Defibrotide will be supplied by IDIS, a recognized leader in the management of named-patient programs.  The product is being distributed to healthcare professionals for the treatment and prevention of veno-occlusive disease (VOD) post SCT. Through the named-patient program, Gentium is charging for the use of Defibrotide, but will continue to supply the product free-of-charge for use in clinical trials.

“The preliminary pediatric prevention data presented at the EBMT support the continued development of Defibrotide to treat and prevent veno-occlusive disease,” stated Dr. Laura Ferro, CEO of Gentium S.p.A. “With no other treatment options available for these patients, we have already seen strong numbers in requests for Defibrotide through our named-patient program in Europe and Asia and our compassionate use program in the United States. We strongly believe this underscores and validates the unmet need and market potential for Defibrotide and remain hopeful that we will obtain regulatory approval for Defibrotide in Europe and the U.S.”

“In a short five-week-period since the first sale of Defibrotide through the named-patient program in Europe and Asia-Pacific, we have generated over €676,000 in revenue,” stated Gary Gemignani, CFO of Gentium S.p.A.  “We expect this program to generate cash flow that will allow us to operate beyond the end of this year.”  “We are hopeful that this program along with the cost reduction measures already implemented will allow us greater flexibility as we continue to evaluate our financial and strategic options.”

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as an important complication of stem cell transplantation. Certain high-dose chemo-radiation therapy regimens used as part of SCT can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following chemotherapy or radiation treatments for hematologic cancers and other conditions in both adults and children.  There is currently no approved agent for the treatment or prevention of VOD in the U.S. or the EU.

About Gentium

Gentium S.p.A. is a biopharmaceutical company focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs that are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration and EMEA to prevent and to treat VOD and Fast Track designation by the U.S. FDA for the treatment of severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including financial projections and clinical trial results and regulatory reviews, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20F filed with the Securities and Exchange Commission under the caption “Risk Factors.”

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Contacts:

Gentium S.p.A.
Gary Gemignani, +1 212-332-1666
Chief Financial Officer
ggemignani@gentium.com

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com

Lifonti & Company
Luca Ricci Maccarini, +39 02 7788871
luca.maccarini@lifonti.it

 (Tables to follow)

 GENTIUM S.p.A.
Balance Sheets
(Amounts in thousands, except share and per share data)

	December 31, 2008	March 31, 2009 (unaudited)
ASSETS
Cash and cash equivalents	€11,491	€4,623
Accounts receivable	625	431
Accounts receivable from related parties	320	97
Inventories, net	907	1,054
Prepaid expenses and other current assets	2,178	1,811
Total Current Assets	15,521	8,016

Property, manufacturing facility and equipment, at cost	21,019	21,217
Less: Accumulated depreciation	10,268	10,583
Property, manufacturing facility and equipment, net	10,751	10,634

Intangible assets, net of amortization	95	89
Available for sale securities	510	516
Other non-current assets	24	24
Total Assets	€26,901	€19,279

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€5,823	€5,027
Accounts payable to Crinos	4,000	-
Accounts payable to related parties	325	150
Accrued expenses and other current liabilities	810	938
Current portion of capital lease obligations	65	66
Current maturities of long-term debt	1,346	1,306
Total Current Liabilities	12,369	7,499

Long-term debt, net of current maturities	3,268	3,100
Capital lease obligation	158	142
Termination indemnities	655	653
Total Liabilities	16,450	11,394

Share capital (par value: €1.00; 18,454,292 shares authorized; 14,956,317 and 14,956,317 shares issued at December 31, 2008 and March 31 2009, respectively)

	14,956	14,956
Additional paid in capital	90,619	91,012
Accumulated other comprehensive loss	(17)	(11)
Accumulated deficit	(95,107)	(98,072)
Total Shareholders’ Equity	10,451	7,885
Total Liabilities and Shareholders’ Equity	€26,901	€19,279

GENTIUM S.p.A.
Statements of Operations
(Unaudited, amounts in thousands except share and per share data)

	Three Months Ended March 31,
	2008	2009
Revenues:
Product sales to related party	€555	€195
Product sales to third parties	1,199	777
Total product sales	1,754	972
Other revenues	935	42
Total revenues	2,689	1,014

Operating costs and expenses:
Cost of goods sold	1,429	756
Research and development	3,611	1,446
General and administrative	2,020	1,628
Depreciation and amortization	277	256
Charges from related parties	195	70
	7,532	4,156
Operating loss	(4,843)	(3,142)

Interest income (expense), net	124	(32)
Foreign currency exchange gain (loss), net	(1,363)	209
Loss before income tax expense	(6,082)	(2,965)

Income tax expense	-	-
Net loss	€(6,082)	€(2,965)

Net loss per share:
Basic and diluted net loss per share	€(0.41)	€(0.20)
Weighted average shares used to compute basic and diluted net loss per share	14,956,096	14,956,317

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands except share and share per data)

	Three Months Ended March 31,
	2008	2009
Cash Flows From Operating Activities:
Net loss	€(6,082)	€(2,965)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized foreign exchange loss (gain)	1,396	(199)
Depreciation and amortization	459	323
Stock based compensation	599	393
Loss on fixed asset disposal	7	-
Inventory allowance	-	78
Allowance (release) for doubtful accounts	-	(121)
Changes in operating assets and liabilities:
Accounts receivable	(946)	172
Inventories	(171)	(225)
Prepaid expenses and other current and noncurrent assets	(554)	367
Accounts payable and accrued expenses	1,340	(694)
Accounts payable to Crinos	-	(4,000)
Net cash used in operating activities	(3,952)	(6,871)

Cash Flows From Investing Activities:
Capital expenditures	(227)	(40)
Intangible assets expenditures	(66)	-
Net cash used in investing activities	(293)	(40)

Cash Flows From Financing Activities:
Proceeds from warrant and stock option exercises, net	38	-
Repayments of long-term debt	(124)	(208)
Proceeds from short term borrowings	217	-
Principal payment of capital lease obligations	(15)	(15)
Net cash provided (used) by financing activities	116	(223)

Decrease in cash and cash equivalents	(4,129)	(7,134)
Effect of exchange rate on cash and cash equivalents	(1,472)	266
Cash and cash equivalents, beginning of period	25,964	11,491
Cash and cash equivalents, end of period	€20,363	€4,623